UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VONAGE HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92886T201 (CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92886T201

1.	NAMES OF REPORTING PERSONS

Jeffrey A. Citron
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

55,430,556 shares
6. SHARED VOTING POWER

1,000,000 shares
7. SOLE DISPOSITIVE POWER

55,430,556 shares
8. SHARED DISPOSITIVE POWER

1,000,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,430,556 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

34.4% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 156,009,980 shares of Common Stock outstanding as of December 31, 2007.

Page 2 of 7 pages

CUSIP No. 92886T201

1.	NAMES OF REPORTING PERSONS

Joshua Rubenstein, as trustee of the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

9,265,209 shares
6. SHARED VOTING POWER

None
7. SOLE DISPOSITIVE POWER

9,265,209 shares
8. SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,265,209 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 156,009,980 shares of Common Stock outstanding as of December 31, 2007.

Page 3 of 7 pages

Item 1(a).	Name of Issuer:

Vonage Holdings Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

23 Main Street Holmdel, New Jersey 07733

Item 2(a).	Name of Person Filing:

This statement is filed jointly on behalf of the following persons, in accordance with Rule 13d-1(k)(1) under the Act:

Jeffrey A. Citron

Joshua Rubenstein, as trustee of the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Mr. Citron: c/o Vonage Holdings Corp. 23 Main Street Holmdel, New Jersey 07733 Mr. Rubenstein: c/o Katten Muchin Rosenman LLP 575 Madison Avenue NY, NY 10022

Item 2(c).	Citizenship:

Mr. Citron: United States of America Mr. Rubenstein: United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

92886T201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13(d)-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 4 of 7 pages

Item 4.	Ownership.
		Mr. Citron	Mr. Rubenstein
	(a) Amount beneficially owned	56,430,556 shares	9,265,209 shares

	(b) Percent of class	34.4%	5.9%

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	55,430,556 shares (1)	9,265,209 shares (3)

	(ii) Shared power to vote or to direct the vote	1,000,000 shares (2)	None

	(iii) Sole power to dispose or to direct the disposition of	55,430,556 shares (1)	9,265,209 shares (3)

	(iv) Shared power to dispose or to direct the disposition of	1,000,000 shares (2)	None

(1) Includes the following:

• 4,550,717 shares subject to stock options that were exercisable at or within 60 days of December 31, 2007;

• 3,085,715 shares issuable upon exercise of warrants;

• 178,407 shares issuable upon conversion of convertible notes;

• 9,265,209 shares held by the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust;

• 4,138,399 shares held by the Kyra Elyse Citron 1999 Descendants Annuity Trust; and

• 4,138,399 shares held by the Noah Aidan Citron 1999 Descendants Annuity Trust.

Mr. Citron has the right to acquire the shares held by each of the three trusts listed above by swapping other assets in exchange for the shares held by the applicable trust.

(2) Consists of shares held by a charitable organization for which Mr. Citron serves as a director.

(3) Consists of shares held by the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust for which Mr. Rubenstein serves as trustee.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

/s/ Jeffrey A. Citron
Jeffrey A. Citron

/s/ Joshua Rubenstein
Joshua Rubenstein, as trustee of the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust

Page 6 of 7 pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to file jointly on behalf of each of them the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto, pursuant to Regulation 13D-G under the Exchange Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2008

/s/ Jeffrey A. Citron
Jeffrey A. Citron

/s/ Joshua Rubenstein
Joshua Rubenstein, as trustee of the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust